# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Owl Capital Corp III, CIK 0001807427
CUSIP: 69122G102
Title of class of securities: Common Stock, $0.01
Address of issuer's principal executive offices: 399 PARK AVENUE, 38th Floor, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002010081

## Reporting persons
- MAINE PUBLIC EMPLOYEES RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 7,600,922; shared voting power 0; sole dispositive power 7,600,922; shared dispositive power 0; aggregate amount beneficially owned 7,600,922 (1.5% of the class)

## Item 1. Issuer
Name of issuer: Blue Owl Capital Corp III
Address of issuer's principal executive offices: 399 PARK AVENUE, 38th Floor, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: Maine Public Employees Retirement System
Address of principal business office or, if none, residence:
139 Capitol Street
Augusta, Maine 04330
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 7,600,922
Percent of class: 1.50%
Sole power to vote or to direct the vote: 7,600,922
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,600,922
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MAINE PUBLIC EMPLOYEES RETIREMENT SYSTEM: James A. Bennett, Chief Investment Officer (01/13/2025)